UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2022

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2022

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endou
Name:	Toshinao Endou
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

English Translation of Excerpts from Quarterly Securities Report Filed in Japan

This document is an English translation of selected information included in the Quarterly Securities Report for the quarter ended June 30, 2022 filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on August 12, 2022 (the “Quarterly Securities Report”). An English translation of certain information included in the Quarterly Securities Report was previously submitted in a report on Form 6-K dated August 2, 2022. Accordingly, this document should be read together with the previously submitted report.

The Quarterly Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements as well as generally accepted accounting principles in Japan (“J-GAAP”). There are significant differences between J-GAAP and generally accepted accounting principles in the United States. In addition, the Quarterly Securities Report is being filed in the context of other prior disclosures filed by MUFG in Japan and discusses selected recent developments taking into account those prior disclosures. Accordingly, you may need to review the following disclosure, together with other prior disclosures, to obtain all of the information that is important to you. For a more complete discussion of the background to information provided below, please see our annual report on Form 20-F for the fiscal year ended March 31, 2022 and other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

The following disclosure contains forward-looking statements, which, unless specifically stated otherwise, reflects our understanding as of the date of filing of the Quarterly Securities Report. Actual results may significantly differ from those expressed or implied by such forward-looking statements. In addition, although the Risk Committee identified the top risks below, there may be other material risks that emerge as we operate our businesses.

Risks Relating to Our Business

We describe below some major developments and changes to update our risk factor disclosure previously included in our annual securities report for the fiscal year ended March 31, 2022 filed in Japan on June 27, 2022 The updates below are not a complete update of the prior disclosure, but instead intended to explain only the significant developments and changes that we believe may have a material impact on the risks to our business and other risks. The discussion below contains forward-looking statements, which, unless specifically described otherwise, reflect our understanding as of the date of filing of the Quarterly Securities Report.

We determine the significance of various risk scenarios based on their impact and probability and identify potential risk events that are deemed to require close monitoring and attention for the next one-year period as top risks. The main top risks identified by our Risk Committee in July 2022 are as follows. By identifying these top risks, we seek to implement necessary risk management measures designed to minimize such risks to the extent possible and manage them in such a manner that they can be agilely dealt with in the event that they materialize. In addition, through management’s participation in discussions on such top risks, we strive to take effective measures based on a shared assessment of risks.

Main Top Risks

Risk events	Risk scenarios
A decline in profitability (including a decline in net interest income)

•  Our overall profitability may be adversely affected by, among other things, a decline in our net interest income due to low interest rates in Japan, an increase in net valuation losses on debt securities due to a rise in foreign currency (such as U.S. dollar) interest rates, and an increase in our funding costs.

Foreign currency liquidity risk	• Deterioration in market conditions may result in a depletion of foreign currency funding liquidity and an increase in our foreign currency funding costs.
An increase in credit costs

•  Sudden deterioration in global economic activities may result in an increase in our credit costs.

•  Deterioration in the credit quality of particular industries or counterparties, to which we have relatively larger exposures, may result in an increase in our credit costs.

IT risk

•  Cyber-attacks may result in customer information leakage, suspension of our services, and reputational damage.

•  System problems may result in our payment of financial compensation and damage to our reputation.

Risks relating to external circumstances or events (such as health pandemics, earthquakes, floods, terrorism and geopolitical conflicts)

•  Health pandemics, natural disasters, conflicts, terrorism, geopolitical conflicts and ensuing economic sanctions may result in disruptions to all or part of our operations or an increase in costs and expenses in addressing such circumstances or events.

Risks relating to climate changes

•  If our efforts to address climate change-related risks or to make appropriate disclosure are deemed insufficient, our corporate value may be impaired.

•  Our credit portfolio may be adversely affected by the negative impact of climate change on our borrowers and transaction counterparties.

*

These risk events are among the risk events that were reported to MUFG’s Board of Directors following the Risk Committee’s discussion in July 2022. These risk events include risk events of general applicability.

Additional Japanese GAAP Financial Information for the Three Months Ended June 30, 2022

1.	Changes in the Scope of Consolidation or Application of the Equity Method

I.	Significant changes in the scope of consolidation

None.

II.	Significant changes in the scope of application of the equity method

None.

2.	Changes in Accounting Policies

(Changes in Accounting Policies Due to Revisions to Accounting Standards, etc.)

(Implementation Guidance on Accounting Standard for Fair Value Measurement)

“Implementation Guidance on Accounting Standard for Fair Value Measurement” (Accounting Standards Board of Japan (“ASBJ”) Guidance No. 31, June 17, 2021) (the “Implementation Guidance for Fair Value Measurement”) has been applied from the beginning of the quarter ended June 30, 2022. In accordance with the transitional treatment set forth in paragraph 27-2 of the Implementation Guidance for Fair Value Measurement, MUFG has applied new accounting policies based on the Implementation Guidance for Fair Value Measurement prospectively.

There is no impact on our consolidated financial statements due to the application of this Guidelines.

3.	Additional Information

(Estimated impact of the COVID-19 pandemic and the Russia-Ukraine situation relating to allowance for credit losses)

The process of calculating allowance for credit losses in our principal consolidated domestic banking subsidiaries involves various estimates such as determination of counterparty credit ratings which are based on evaluation and classification of counterparties’ debt-service capacity, assessment of the value of collateral provided by borrowers, and adjustments for future loss projections and other factors to the loss rates calculated based on historical credit loss experience.

Among these, internal credit ratings are assigned to counterparties based on qualitative factors such as the current and expected future business environment of the industry to which they belong as well as their management and funding risks in addition to quantitative financial evaluations through an analysis of their financial results. In particular, the prolonged COVID-19 pandemic and the uncertainty in the business environment caused by the Russia-Ukraine situation have had a significant impact on the financial position and operating results of certain counterparties. Determination of internal credit ratings for these counterparties may be highly dependent on our assessment of the prospects of improvements in their operating results and their ability to continue as going concerns.

When calculating allowance for credit losses, MUFG Bank, Ltd., our principal consolidated domestic banking subsidiary, determines expected loss rates primarily by calculating a rate of loss based on a historical average of the credit loss rate or a historical average of the default probability derived from actual credit loss experience or actual bankruptcy experience and making necessary adjustments based on future projections and other factors. The subsidiary makes such adjustments based on future loss projections and other factors to loss rates calculated based on historical loss experience, when and to the extent such adjustments are deemed appropriate, by taking into account the rate of increase in the credit loss rate or the default probability in a more recent period, additional expected losses and other factors, especially in light of the prolonged COVID-19 pandemic and the Russia-Ukraine situation. The amount of impact of these adjustments was ¥67,028 million as of June 30, 2022 (¥77,572 million as of March 31, 2022).

In addition, certain overseas subsidiaries which apply Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) have adopted Accounting Standards Codification (“ASC”) Topic 326, “Financial Instruments—Credit losses,” issued by the Financial Accounting Standards Board and provide for allowance for credit losses by estimating credit losses currently expected for the remaining term of the relevant contracts. Expected credit losses are calculated using a quantitative model that reflects economic forecast scenarios based on macroeconomic variables. The calculation process includes determination of macroeconomic variables used in multiple economic forecast scenarios and the weightings applied to each economic forecast scenario. Expected credit losses are adjusted for qualitative factors to compensate for expected credit losses that are not reflected in a quantitative model. No allowance for credit losses was recorded for the loans reclassified as loans held for sale in connection with the execution of the Share Purchase Agreement pursuant to which all of the shares of MUFG Union Bank, N.A. (“MUB”) held by MUFG Americas Holdings Corporation (“MUAH”) will be sold to U.S. Bancorp because these loans are measured at fair value in accordance with ASC Topic 310, “Receivables”.

Significant assumptions used in our calculation of allowance for credit losses, including those described above, are subject to uncertainty. In particular, certain counterparties’ prospects of improvements in their operating results and expectations as to their ability to continue as going concerns, and adjustments to the rate of loss calculated based on actual experience for future projections and other factors, as well as determination of the macroeconomic variables used in, and the weightings applied to, multiple economic forecast scenarios, and adjustments thereto for qualitative factors, by certain subsidiaries which apply U.S. GAAP, are based on estimation relating to the economic environment with respect to which objective data are not readily available. The outlook relating to the COVID-19 pandemic and the Russia-Ukraine situation, which are expected to further impact our counterparties’ operating environment and the economic environment, remains subject to significant uncertainty. Accordingly, we make certain assumptions, including that, although the impact of the COVID-19 pandemic will continue, economic conditions will be on a gradually improving trend, with economic activity resuming while infection control measures are implemented, and that the uncertainty in the business environment caused by the Russia-Ukraine situation will remain. The recorded allowance for credit losses represents our best estimation made in a manner designed to ensure objectivity and rationality.

For the three-month period ended June 30, 2022, the assumptions for making estimates relating to allowance for credit losses remained substantially unchanged because the observable changes subsequent to the end of the previous fiscal year in the factors and circumstances underlying the assumptions were not sufficiently significant to cause such change in the assumptions. However, these assumptions are highly uncertain, and significant additional provision for credit losses may be recognized for the six-month period ending September 30, 2022 and subsequent reporting periods due to developments affecting the impact of the COVID-19 pandemic and the Russia-Ukraine situation on the financial performance of counterparties or on the economic environment.

(Transition from the Consolidated Taxation System to the Group Tax Sharing System)

MUFG and some of its domestic consolidated subsidiaries have shifted from the consolidated taxation system to the group tax sharing system from the beginning of the three months ended June 30, 2022. Accordingly, the accounting treatment and disclosure of corporate tax, local corporation tax, and tax-effect accounting are applied and made in accordance with ASBJ Practical Issues Task Force Report No. 42, “Practical Solution on the Accounting and Disclosure under the Group Tax Sharing System” (August 12, 2021) (“Practical Issues Report No. 42”). Based on paragraph 32(1) of Practical Issues Report No. 42, MUFG has concluded that there is no impact from the changes in its accounting policies resulting from the application of Practical Issues Report No. 42.

4.	Consolidated Balance Sheets

I.

Loans to be disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”) were as follows. Disclosed loans include corporate bonds included in Securities (to the extent that such bonds were issued through private placements as stipulated in Article 2-3 of the Financial Instruments and Exchange Act and that the principal of and interest on such bonds are partly or fully guaranteed by MUFG), Loans and bills discounted, Foreign exchanges, accrued interest and suspense payments included in Other assets, and Customers’ liabilities for acceptances and guarantees, each as included in the consolidated balance sheets, and securities loaned (to the extent borrowers have the right to sell or pledge such securities) as included in the notes to the consolidated balance sheets.

	(in millions of yen)
	March 31, 2021	June 30, 2022
Bankrupt or De facto Bankrupt	¥252,148	¥265,841
Doubtful	799,214	694,009
Special Attention	420,453	464,387
Accruing loans contractually past due 3 months or more	12,104	22,423
Restructured loans	408,348	441,963
Subtotal	¥1,471,816	¥1,424,238
Normal	¥122,326,614	¥127,567,448
Total	¥123,798,430	¥128,991,686

The amounts in the above table represent gross amounts before deduction of allowance for credit losses.

II.	The principal amount of money trusts entrusted to domestic trust banking subsidiaries for which repayment of the principal to the customers was guaranteed

	(in millions of yen)
	March 31, 2022	June 30, 2022
Principal-guaranteed money trusts	¥7,064,123	¥5,749,488

III.	Guarantee obligations for private placement bonds (provided in accordance with Article 2-3 of the Financial Instruments and Exchange Law) among the bonds and other securities included in “Securities”

	(in millions of yen)
	March 31, 2022	June 30, 2022
Guarantee obligations for private placement bonds	¥259,497	¥281,879

IV.	Contingent liabilities

(Litigation)

In the ordinary course of business, MUFG is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, MUFG establishes a Reserve for Contingent Losses arising from litigation and regulatory matters when they are determined to be probable in their occurrences and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, would not have a material adverse effect on MUFG’s financial position, results of operations or cash flows.

Management also believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to MUFG’s financial position, results of operations or cash flows.

5.	Consolidated Statements of Income

I.	“Other ordinary income” for the periods indicated included the following:

	(in millions of yen)
	For the three months ended June 30,
	2021	2022
Equity in earnings of the equity method investees	¥119,475	¥123,039
Gains on sales of equity securities	76,049	73,709

II.	“Other ordinary expenses” for the periods indicated included the following:

	(in millions of yen)
	For the three months ended June 30,
	2021	2022
Write-offs of loans	¥32,323	¥82,599
Write-offs of equity securities	3,163	46,473

III.	(Additional information)

In connection with the planned sale of the shares in MUB, MUAH recognized an aggregate of ¥271,288 million of losses for the quarter ended March 31, 2022, primarily in accordance with ASC Topic 326, “Financial Instruments—Credit losses,” and ASC Topic 310, “Receivables,” issued by the FASB. Of the aggregate losses, MUAH recorded ¥217,761 million of valuation losses related to securities held for sale as Other operating expenses and ¥44,472 million of valuation losses related to loans held for sale as Other ordinary expenses.

6.	Consolidated Statements of Cash Flows

No consolidated statements of cash flows have been prepared for the three-month periods ended June 30, 2021 and 2022. Depreciation (including amortization of intangible assets other than goodwill) and amortization of goodwill for the periods indicated were as follows:

	(in millions of yen)
	For the three months ended June 30,
	2021	2022
Depreciation	¥85,064	¥74,569
Amortization of goodwill	4,486	4,873

7.	Shareholders’ Equity

For the three months ended June 30, 2021

I.	Cash dividends

Date of approval	Type of stock	Total Dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date	Source of dividends
Annual General Meeting of Shareholders on June 29, 2021	Common stock	160,918	12.5	March 31, 2021	June 30, 2021	Retained earnings

II.	Dividends the record date for which fell within the three-month period and the effective date of which was after the end of the three-month period

None.

For the three months ended June 30, 2022

I.	Cash dividends

Date of approval	Type of stock	Total Dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date	Source of dividends
Annual General Meeting of Shareholders on June 29, 2022	Common stock	183,396	14.5	March 31, 2022	June 30, 2022	Retained earnings

II.	Dividends the record date for which fell within the three-month period and the effective date of which was after the end of the three-month period

None.

8.	Segment Information

I.	Business segment information

(1)	Information on net revenue and operating profit (loss) for each reporting segment

For the three months ended June 30, 2021

	(in millions of yen)
	For the three months ended June 30, 2021
	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥181,693	¥132,150	¥130,572	¥192,246	¥87,946	¥116,295	¥840,905	¥129,921	¥(570)	¥970,255
Operating expenses	138,566	122,755	78,528	134,273	58,165	69,544	601,834	60,402	26,462	688,699

Operating profit (loss)	¥43,126	¥9,395	¥52,043	¥57,972	¥29,780	¥46,751	¥239,070	¥69,518	¥(27,032)	¥281,556

(Notes)

1.  “Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.

2.  “Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.

3.  “Operating expenses” includes personnel expenses and premise expenses.

For the three months ended June 30, 2022

	(in millions of yen)
	For the three months ended June 30, 2022
	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥182,192	¥134,247	¥157,868	¥205,917	¥86,037	¥159,548	¥925,812	¥225,090	¥(3,922)	¥1,146,979
Operating expenses	129,441	113,014	81,051	141,477	59,253	79,536	603,774	66,176	47,973	717,925

Operating profit (loss)	¥52,750	¥21,233	¥76,817	¥64,440	¥26,783	¥80,011	¥322,037	¥158,914	¥(51,896)	¥429,054

(Notes)

1.  “Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.

2.  “Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.

3.  “Operating expenses” includes personnel expenses and premise expenses.

(2)	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statement of income for the corresponding three-month period

	(in millions of yen)
	For the three months ended June 30,
	2021	2022
Total operating profit of reporting segments	¥281,556	¥429,054
Operating profit of consolidated subsidiaries excluded from reporting segments	(116)	(200)
Provision for general allowance for credit losses	—	11,235
Credit related expenses	(34,696)	(125,189)
Gains on reversal of allowance for credit losses	8,339	—
Gains on reversal of reserve for contingent losses included in credit costs	—	19,016
Gains on loans written-off	21,213	20,962
Net gains on equity securities and other securities	66,049	19,020
Equity in earnings of the equity method investees	119,475	123,039
Others	(1,496)	(233,975)

Ordinary profit in the consolidated statement of income	¥460,323	¥262,961

(Note)

In connection with the planned sale of the shares in MUB, an aggregate of ¥271,288 million of losses were recognized primarily in accordance with ASC Topic 326, “Financial Instruments—Credit losses,” and ASC Topic 310, “Receivables.” These losses consist mainly of ¥217,761 million of valuation losses related to securities held for sale, which are included in “Others”, and ¥44,472 million of valuation losses related to loans held for sale, which are included in “Credit related expenses.”

(3)	Changes relating to reporting segments

From the three months ended June 30, 2022, MUFG has changed the method of allocation of net revenue and operating expenses among reporting segments and has accordingly changed the method of calculation of operating profit (loss) of each reporting segment.

The business segment information for the three months ended June 30, 2021 has been restated based on the new calculation method.

9.	Financial Instruments

The following shows those financial instruments as of June 30, 2022 which were deemed material in the management of our group company businesses and showed material changes as compared to those as of March 31, 2022.

The fair values of financial instruments are classified into the following three levels depending on the observability and significance of the input used in the fair value calculation.

Level 1: Fair value determined based on (unadjusted) quoted prices in active markets for identical assets or liabilities

Level 2: Fair value determined based on directly or indirectly observable inputs other than the Level 1 inputs

Level 3: Fair value determined based on significant unobservable inputs

Where multiple inputs are used with a significant impact on the fair value calculation, the fair value of a financial instrument is classified based on the lowest of the priority levels to which any of those inputs belongs.

(1)	Financial assets and liabilities at fair value on the consolidated balance sheets

As of March 31, 2022

	(in millions of yen)
Category	Amount on consolidated balance sheet
	Level 1	Level 2	Level 3	Total
Securities (Available-for-sale securities)
Government bonds	30,989,318	422,535	—	31,411,854

As of June 30, 2022

	(in millions of yen)
Category	Amount on consolidated balance sheet
	Level 1	Level 2	Level 3	Total
Securities (Available-for-sale securities)
Government bonds	30,106,359	790,844	—	30,897,203

(2)	Financial assets and liabilities which are not stated at fair value on the consolidated balance sheets

As of March 31, 2022

	(in millions of yen)
Category	Fair value	Amount on consolidated balance sheet	Difference
Securities (held to maturity)
Government bonds	1,758,197	1,748,029	10,167

As of June 30, 2022

	(in millions of yen)
Category	Fair value	Amount on consolidated balance sheet	Difference
Securities (held to maturity)
Government bonds	5,675,997	5,673,943	2,054

10.	Securities

*1

The following shows those securities as of June 30, 2022 which were deemed material in the management of our group company businesses and showed material changes as compared to those as of March 31, 2022.

*2

In addition to “Securities” on the consolidated balance sheet, the figures in the following tables include negotiable certificates of deposit in “Cash and due from banks,” securitized products in “Monetary claims bought” and others.

I.	Debt securities being held to maturity

	(in millions of yen)
	March 31, 2022
	Amount on consolidated balance sheet	Fair value	Difference
Domestic bonds	¥1,983,383	¥1,992,330	¥8,946
Government bonds	1,748,029	1,758,197	10,167
Municipal bonds	175,071	173,960	(1,111)
Short-term corporate bonds	—	—	—
Corporate bonds	60,283	60,173	(110)
Other securities	2,611,724	2,617,015	5,290
Foreign bonds	234,652	225,923	(8,728)
Other	2,377,072	2,391,092	14,019

Total	¥4,595,108	¥4,609,345	¥14,236

	(in millions of yen)
	June 30, 2022
	Amount on consolidated balance sheet	Fair value	Difference
Domestic bonds	¥6,174,486	¥6,174,186	¥(300)
Government bonds	5,673,943	5,675,997	2,054
Municipal bonds	402,649	400,418	(2,231)
Short-term corporate bonds	—	—	—
Corporate bonds	97,893	97,770	(123)
Other securities	4,243,753	4,200,946	(42,807)
Foreign bonds	1,661,095	1,628,502	(32,592)
Other	2,582,658	2,572,443	(10,215)

Total	¥10,418,240	¥10,375,132	¥(43,107)

II. Available-for-sale securities

	(in millions of yen)
	March 31, 2022
	Acquisition cost	Amount on consolidated balance sheet	Difference
Domestic equity securities	¥1,699,604	¥4,613,704	¥2,914,100
Domestic bonds	40,495,453	40,433,641	(61,811)
Government bonds	31,467,256	31,411,854	(55,402)
Municipal bonds	4,154,461	4,146,145	(8,315)
Short-term corporate bonds	1,010,607	1,010,637	29
Corporate bonds	3,863,128	3,865,004	1,876
Other securities	30,322,736	29,862,332	(460,404)
Foreign equity securities	190,808	218,599	27,791
Foreign bonds	22,883,393	22,030,527	(852,866)
Other	7,248,535	7,613,205	364,670

Total	¥72,517,794	¥74,909,679	¥2,391,884

	(in millions of yen)
	June 30, 2022
	Acquisition cost	Amount on consolidated balance sheet	Difference
Domestic equity securities	¥1,675,746	¥4,376,347	¥2,700,600
Domestic bonds	39,352,162	39,228,416	(123,745)
Government bonds	30,998,488	30,897,203	(101,284)
Municipal bonds	4,075,929	4,059,179	(16,750)
Short-term corporate bonds	512,031	512,030	(0)
Corporate bonds	3,765,713	3,760,002	(5,710)
Other securities	29,828,924	28,647,419	(1,181,504)
Foreign equity securities	173,563	201,978	28,415
Foreign bonds	21,785,409	20,567,250	(1,218,159)
Other	7,869,952	7,878,191	8,239

Total	¥70,856,834	¥72,252,183	¥1,395,349

(Note 1)

Available-for-sale securities (excluding certain equity securities with no quoted market price available and investments in partnerships and others) are subject to write-downs when their fair value significantly declines and it is determined as of the end of the reporting period that it is not probable that the value will recover to the acquisition cost. In such case, the fair value is recorded on the consolidated balance sheet and the difference between the fair value and the acquisition cost is recognized as losses for the reporting period.

Whether there is any “significant decline in the fair value” is determined for each category of issuers in accordance with the internal standards for self-assessment of asset quality as provided below:

(a) Bankrupt issuers, virtually bankrupt issuers and likely to become bankrupt issuers:

Fair value is lower than acquisition cost.

(b) Issuers requiring close watch:

Fair value has declined by 30% or more from acquisition cost.

(c) Normal issuers:

Fair value has declined by 50% or more from acquisition cost.

“Bankrupt issuers” means issuers who have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses. “Virtually bankrupt issuers” means issuers who are not legally or formally bankrupt but are regarded as substantially in similar condition. “Likely to become bankrupt issuers” means issuers who are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt. “Issuers requiring close watch” means issuers who are financially weak and are under close monitoring by our subsidiaries. “Normal issuers” means issuers other than those who are classified in the four categories mentioned above.

(Note 2)

The total difference as of March 31, 2022 includes ¥174,462 million of revaluation gains on securities by application of the fair value hedge accounting method. The total difference as of June 30, 2022 includes ¥153,848 million of revaluation gains on securities by application of the fair value hedge accounting method.

(Note 3)

In connection with the planned sale of the shares in MUB, unrealized losses on such securities which are reported at fair value on the consolidated balance sheet are reported as valuation losses in accordance with ASC Topic 326, “Financial Instruments—Credit losses.” The reported acquisition cost is based on the amount after valuation losses, and, therefore, “Acquisition cost” and “Difference” as of June 30, 2022 do not include ¥217,761 million of such valuation losses.

11.	Money Held in Trust

There are no material changes to be disclosed as of June 30, 2022 compared to March 31, 2022.

12.	Derivatives

The following shows those derivatives as of June 30, 2022 which were deemed material in the management of our group company businesses and showed material changes as compared to those as of March 31, 2022.

I.	Interest rate-related derivatives

		(in millions of yen)
		March 31, 2022
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Interest rate futures	¥8,989,096	¥1,571	¥1,571
	Interest rate options	3,685,156	5,036	1,909
Over-the-counter	Forward rate agreements	18,632,902	(103)	(103)
(“OTC”) transactions	Interest rate swaps	1,246,944,650	70,836	70,836
	Interest rate swaptions	45,977,168	(66,647)	11,436
	Other	9,678,953	(3,531)	(12,358)

	Total	—	¥7,163	¥73,292

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

		(in millions of yen)
		June 30, 2022
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Interest rate futures	¥11,786,920	¥6,474	¥6,474
	Interest rate options	4,258,186	17,093	12,961
OTC transactions	Forward rate agreements	23,758,271	(12)	(12)
	Interest rate swaps	1,315,356,471	(350,075)	(350,075)
	Interest rate swaptions	44,921,803	(86,557)	(13,887)
	Other	10,033,211	(20,748)	(29,630)

	Total	—	¥(433,825)	¥(374,170)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

II.	Currency-related derivatives

		(in millions of yen)
		March 31, 2022
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Currency futures	¥330,667	¥(1,469)	¥(1,469)
OTC transactions	Currency swaps	63,070,732	168,927	168,927
	Forward contracts on foreign exchange	157,443,042	93,453	93,453
	Currency options	14,839,405	(45,290)	(35,162)

	Total	—	¥215,620	¥225,748

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

		(in millions of yen)
		June 30, 2022
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Currency futures	¥488,099	¥953	¥953
OTC transactions	Currency swaps	66,254,113	155,931	155,931
	Forward contracts on foreign exchange	173,481,972	86,531	86,531
	Currency options	15,731,932	(83,883)	(89,769)

	Total	—	¥159,533	¥153,647

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

III.	Bond-related derivatives

		(in millions of yen)
		March 31, 2022
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Bond futures	¥2,055,049	¥7,800	¥7,800
	Bond futures options	968,783	2,311	(5,300)
OTC transactions	Bond OTC options	398,194	178	166
	Bond forward contracts	1,144,538	585	585
	Bond OTC swaps	487,554	75,507	75,507
	Total return swaps	297,204	287	287

	Total	—	¥86,671	¥79,047

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

		(in millions of yen)
		June 30, 2022
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Bond futures	¥2,817,748	¥1,161	¥1,161
	Bond futures options	452,017	519	(795)
OTC transactions	Bond OTC options	469,490	261	259
	Bond forward contracts	2,987,116	28,420	28,420
	Bond OTC swaps	569,306	111,456	111,456
	Total return swaps	322,776	(3,100)	(3,100)

	Total	—	¥138,718	¥137,401

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

13.	Revenue Recognition

Disaggregated information on revenues from contracts with customers

	(in millions of yen)
	For the three months ended June 30,
	2021	2022
Fees and commissions	¥406,998	¥412,122
Fees and commissions on remittances and transfers	43,977	39,422
Fees and commissions on deposits	14,312	15,745
Fees and commissions on loans (*1)	54,626	71,644
Fees and commissions on trust-related services	22,404	25,436
Fees and commissions on security-related services	48,600	36,560
Fees and commissions on credit card business (*1)	68,802	72,773
Fees and commissions on administration and management services for investment funds and investment advisory services	64,566	57,981
Guarantee fees (*2)	28,411	29,433
Other fees and commissions (*1)	61,298	63,125
Trust fees	35,508	35,524

(Notes)

1.	Include revenues that are not within the scope of ASBJ Statement No.29, “Accounting Standard for Revenue Recognition.”
2.	Guarantee fees are not included within the scope of ASBJ Statement No.29, “Accounting Standard for Revenue Recognition.”
3.

Fees and commissions on remittances and transfers were generated mainly through the Digital Service Business Group, the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group, the Global Commercial Banking Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on deposits were generated mainly through the Digital Service Business Group and the Global Commercial Banking Business Group. Fees and commissions on loans were generated mainly through the Digital Service Business Group, the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on trust-related services were generated mainly through the Asset Management & Investor Services Business Group. Fees and commissions on security-related services were generated mainly through the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on credit card business were generated mainly through the Digital Service Business Group. Fees and commissions on administration and management services for investment funds and investment advisory services were generated mainly through the Asset Management & Investor Services Business Group. Trust fees were generated mainly through the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group and the Asset Management & Investor Services Business Group.

14.	Business Combinations

(Additional Information)

(Valuation losses of a foreign subsidiary which are expected to be reflected in MUFG’s consolidated financial statements as of the end of and for the first half of the fiscal year ending March 31, 2023)

In connection with the planned sale of the shares in MUB, it is currently estimated that MUAH will recognize an aggregate of approximately ¥360 billion of losses for the quarter ended June 30, 2022, primarily in accordance with ASC Topic 326, “Financial Instruments—Credit losses,” and ASC Topic 310, “Receivables,” issued by the FASB. It is also currently estimated that, of the aggregate estimated losses, MUAH will record approximately ¥170 billion of valuation losses related to securities held for sale as Other operating expenses and approximately ¥190 billion of valuation losses related to loans held for sale as Other ordinary expenses. All of the losses recognized by MUAH are expected to be reflected in MUFG’s consolidated financial statements as of the end of and for the first half of the fiscal year ending March 31, 2023.

15.	Per Share Information

Basic earnings per common share and diluted earnings per common share and the bases for the calculation for the periods indicated were as follows:

	(in yen)
	For the three months ended June 30,
	2021	2022
Basic earnings per common share	¥29.83	¥9.03
Diluted earnings per common share	29.74	8.93

	(in millions of yen)
	For the three months ended June 30,
	2021	2022
Profits attributable to owners of parent	¥383,082	¥113,685
Profits not attributable to common shareholders	—	—
Profits attributable to common shareholders of parent	383,082	113,685

	(in thousands)
	For the three months ended June 30,
	2021	2022
Average number of common shares during the periods	12,839,240	12,586,897

	(in millions of yen)
	For the three months ended June 30,
	2021	2022
Diluted earnings per share
Adjustments to profits attributable to owners of parent	¥(1,162)	¥(1,174)
Adjustments related to dilutive shares of consolidated subsidiaries and others	(1,162)	(1,174)

	(in thousands)
	For the three months ended June 30,
	2021	2022
Increase in common shares	—	—

	For the three months ended June 30,
	2021	2022
Description of antidilutive securities which were not included in the calculation of diluted earnings per common share but which materially changed after the end of the previous fiscal year	Share subscription rights issued by equity method affiliates: Morgan Stanley Stock options and others — 0 million units as of March 31, 2021	Share subscription rights issued by equity method affiliates: Morgan Stanley Stock options and others — 4 million units as of March 31, 2022